Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2007

Mr. Zhi Dong Wang
Chief Financial Officer
GFR Pharmaceuticals, Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P.R. China 710054

> **Re:** **GFR Pharmaceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-27959**

Dear Mr. Wang:

We have reviewed your November 29, 2007 letter in response to our September 26, 2007 comment letter and have the following comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment, Net, page 21

1. We acknowledge your response to comment 1. Please confirm to us that you will revise your disclosure of the Co-operative agreement with Tong Du Hospital in your December 31, 2007 Form 10-KSB to include the performance period and to describe your significant rights and obligations, including the profit sharing ratios for current and future periods.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant